Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2003 on Form 18-K filed with the Commission on September 27, 2004, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

Government

Mireya Moscoso (“Moscoso”) completed her term as the President of Panama on August 31, 2004. National elections were held on May 2, 2004, in which seven political parties participated. Martin Torrijos (“Torrijos”), leader of the Partido Revolucionario Democrático (“PRD”), was elected president for a five-year term with 47.4% of the vote, and took office on September 1, 2004. Torrijos’ coalition, consisting of the PRD and the Partido Popular (“PP”), won a majority of the 78 seats available in the National Assembly, with the PRD and the PP securing 38 and 3 seats, respectively. The Partido Arnulfista (“PA”), secured 17 seats and the Partido Solidaridad (“Solidarity Party”) secured 20 seats.

Torrijos has announced that under his initial development plan, Alianza para la Patria Nueva (or “Alliance for a New Country”), he intends to pursue wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector and judiciary. Before assuming office, Torrijos also pledged to seek enhancements in consumer protection, to combat corruption and to promote sustainable economic and human development.

The Economy

Panama’s economy grew in virtually all sectors in the first and second quarters of 2004 compared to the same respective periods of 2003. Panama’s gross domestic product (“GDP”) registered a real increase of 6.7% in the first quarter of 2004 and 6.8% in the second quarter of 2004 compared to the same respective periods of 2003. Inflation, as measured by the consumer price index (“CPI”), was 1.5% in the first quarter and 2.0% in the second quarter of 2004.

In the first quarter of 2004, the primary sector grew 12.7% compared to the same period of 2003. In particular, the agriculture sector grew 6.7% in the first quarter of 2004 compared to the same period of 2003. This increase is primarily attributable to a growth in melon, pineapple and tuna exports. The transportation and telecommunications sector grew by 8.9% in the first quarter of 2004 compared to the same period of 2003, with particular growth in port activities due to an increase in the movement of containers, particularly those destined for China. Mining activities increased 26.1% in the first quarter of 2004 compared to the same period of 2003 due to the increased levels of construction activity. The construction industry grew by 26.6% in the first quarter of 2004 compared to the same period of 2003 due to low mortgage rates and a number of large construction projects, in both the private and public sectors, that are still underway. Activities of the Colón Free Trade Zone (or the “CFZ”) increased 13.2% in the first quarter of 2004 compared to the same period of 2003. This increase is primarily attributable to the economic recovery of the region. Panama Canal activities grew 6.8% in the first quarter of 2004 compared to the same period of 2003 due to an increase in canal traffic and volume of cargo. The manufacturing sector grew 1.1% in the first quarter of 2004 compared to the same period of 2003, due in part to an increase in the production of alcoholic beverages. The only sector that declined was the financial intermediation sector, which fell 1.4% in the first quarter of 2004 compared to the same period of 2003. This decrease is attributable to a reduction in external credit.

The sectors principally responsible for growth in the second quarter of 2004 were construction; transportation and telecommunications; the Colón Free Zone (“CFZ”); and electricity and water. The construction industry grew by 17.0% in the second quarter of 2004 compared to the same period of 2003, reflecting a substantial increase in the number of construction permits granted for construction projects in the private and public sectors. The transportation and telecommunications sector grew by 9.7% in the second quarter of 2004 compared to the same period of 2003, with particular growth in port and Panama Canal activities. Port activities grew by 17.1% for the same period due to an increase in the movement of containers, and Panama Canal activities grew by 13.2% for the same period due to an increase in the movement of containers and commercial cargo, particularly petroleum and petroleum products which are growing in demand in the United States. In the second quarter of 2004, activities of the CFZ experienced an increase of 23.0% compared to the same period of 2003, due in part to growth in international commerce and increased activity in the CFZ of petroleum-producing countries such as Ecuador, Venezuela and Colombia. The electricity and water sector grew by 21.9% in the second quarter of 2004 compared to the same period of 2003, reflecting an increase in government, residential and commercial hydroelectric consumption and an increase in water production. The only sector that declined was the fisheries sector, which dropped 6.6% in the second quarter of 2004 compared to the same period of 2003. This decline is attributable to a reduction in exports of fish, shrimp, fish oil and fishmeal.

Panama’s net exports of goods and services rose by 11.3% in the first quarter of 2004 and 13.7% in the second quarter of 2004 compared to the same respective periods of 2003. Import figures for 2004 are not yet available.

The current account with respect to operations of the Central Government registered a deficit of $440.1 million (or 3.2% of nominal GDP) in the first half of 2004, compared to a deficit of $266.7 million (or 2.0% of nominal GDP) in the first quarter of 2004 and a deficit of $395.1 million (or 3.1% of nominal GDP) in the first half of 2003. In the first half of 2004, Panama’s non-financial public sector balance registered a deficit of approximately $218.7 million (or 1.6% of nominal GDP), up from $155.0 million (or 1.1% of nominal GDP) in the first quarter of 2004, but down from $292.7 million (or 2.3% of nominal GDP) in the first half of 2003.

The Torrijos administration is currently reviewing the methodology used by the former Government to calculate the non-financial public sector deficit. On September 10, 2004, the Minister of Economy and Finance issued a press release with a non-financial public sector deficit estimate for 2004 of $700.0 million (or approximately 5.3% of nominal GDP). On September 15, 2004, the Minister of Economy and Finance announced a number of measures to limit the non-financial public sector deficit for 2004, including austerity measures to reduce government expenditures for electricity, insurance, transportation and telecommunications. On October 7, 2004, the Assembly passed Law No. 51, which suspends in fiscal years 2004 and 2005 the mandate, set forth in Law No. 20 of May 7, 2002 (the “Fiscal Responsibility Law”), that the annual fiscal deficit not exceed 2% of GDP. On October 27, 2004, the Torrijos administration approved Cabinet Resolution No. 106, which imposes a $2.26 million reduction on government expenditures budgeted for the fourth quarter of 2004.

On October 19, 2004, the National Assembly approved Law No. 52, which amends Law No. 20 of 1995 and reallocates certain funds from the Development Trust Fund to new projects, including aid for neighborhoods destroyed by floods in September 2004. On October 20, 2004, the Torrijos administration issued Cabinet Decree No. 36, authorizing the signing of a short-term $300 million line of credit with HSBC Bank USA, N.A., Panama Branch.

The National Assembly approved the 2004 budget on November 17, 2003. The 2004 budget contemplates total expenditures of $6.003 billion, with budget estimates based on an anticipated 3.0% growth in real GDP and an anticipated consolidated non-financial public sector deficit of approximately $250 million (or approximately 2.0% of nominal GDP) for 2004.

There were no privatizations in 2003 or in the first three quarters of 2004. Due to the absence of competitive bids, the effort to privatize Panama City’s Convention Center was terminated pursuant to Resolution No. 20 of February 13, 2004.

Law No. 41 of July 20, 2004 created a special economic zone at the former U.S. military base of Fort Howard in the district of Arraijan and established an independent agency responsible for administering the zone. The Area Económica Especial Panamá-Pacifico (“AEEPP”) is intended to attract foreign investment and to create jobs by granting preferential tax treatment to businesses involved in such areas as technology, airline repair and maintenance, maritime cargo and transportation logistics. The AEEPP is not expected to compete with the CFZ as a result of a prohibition in the legislation on the importation into and reexportation out of the AEEPP of finished products.

As of June 30, 2004, Panama’s external debt was equal to $6.639 billion, up from $6.504 billion as of December 31, 2003. The ratio of external debt to nominal GDP as of June 30, 2004 was 48.0%. Panama’s total public sector debt as of June 30, 2004 was $9.009 billion, up from $8.661 billion as of December 31, 2003. As of September 30, 2004, Panama’s external debt was equal to $6.586 billion, down from $6.639 billion as of June 30, 2004. Panama’s total public sector debt as of September 30, 2004 was $9.204 billion, up from $9.009 billion as of June 30, 2004.

On January 21, 2004, Panama launched an offer to purchase (“Offer to Purchase”) outstanding Brady Bonds, which offer was financed by a further issuance on February 3, 2004 of $326 million of its 9.375% Global Bonds Due 2023, of which $430 million principal amount had been previously issued and are outstanding. Pursuant to the settlement of the Offer to Purchase, which occurred on February 3, 2004, Panama repurchased approximately $406 million aggregate original principal amount of Brady Bonds, of which there were approximately $177 million aggregate original principal amount of Past-Due Interest Bonds Due 2016 (“PDIs”), approximately $221 million aggregate original principal amount of Interest Reduction Bonds Due 2014 (“IRBs”), approximately $5.5 million aggregate original principal amount of Par Bonds Due 2026 (“Par Bonds”) and approximately $2.5 million aggregate original principal amount of Discount Bonds Due 2026 (“Discount Bonds”). The consummation of the Offer to Purchase yielded a nominal net reduction of $57.0 million in Panama’s public sector debt balance and reduced the balance of outstanding Brady Bonds to $379.5 million aggregate original principal amount. As of June 30, 2004, outstanding Brady Bonds totaled $378.2 million, consisting of approximately $221.2 million aggregate principal amount of PDIs, approximately $134.1 million aggregate principal amount of IRBs, approximately $9.7 million aggregate principal amount of Par Bonds, and approximately $13.1 million aggregate principal amount of Discount Bonds. On January 28, 2004, Panama issued $250 million aggregate principal amount of its 8.125% Global Bonds Due 2034 containing collective action clauses. See “Public Sector Debt – Global Notes and Bonds.”

On August 19, 2004, the Government of Panama and the U.S. Government signed a debt-for-nature swap agreement, pursuant to which Panama and the United States agreed to restructure debt, aggregating approximately $9.4 million principal amount, owed by Panama to the United States in return for Panama’s commitment to fund, through 2016, a trust devoted to forest conservation activities in Panama’s Darién National Park. This follows a similar debt-for-nature swap agreement that Panama and the United States signed on July 10, 2003, pursuant to which the two countries agreed to restructure other debt owed by Panama to the United States in exchange for Panama’s commitment to fund, through 2016, a trust for conservation activities in Panama’s Chagres National Park. Under the 2003 debt-for-nature swap, approximately $16.1 million principal amount of debt was restructured.

In an effort to promote the development of Panama’s capital markets, the Government initiated, in July 2002, a program of Treasury Note issuances in the local market. In seven monthly auctions ending on February 4, 2003, Panama issued $250 million of 7.25% Treasury Notes due 2005; in ten monthly auctions from March 11, 2003 to December 2, 2003, Panama issued almost $250 million of 6.75% Treasury Notes due 2007. The Government completed its 2003 financing following the June 2003 auction, and proceeds from subsequent auctions in 2003 were used for debt management operations. In ten monthly auctions from January 13, 2004 to October 5, 2004, the Government issued $183.5 million of 5.25% Treasury Notes due 2009. Proceeds from monthly Treasury Note auctions through December 2004 will be allocated to the Government’s 2004 financing needs. In ten monthly auctions from January 20, 2004 to October 19, 2004, Panama issued $270 million of zero-coupon Treasury Bills with six- and twelve-month maturities in Panama’s capital markets.

Law No. 4 of January 16, 2004 authorized the early retirement of certain qualifying teachers and is estimated to cost the Complementary Pension Fund for Civil Servants $18 million in 2005. The Complementary Pension Fund for Civil Servants is administered by Caja de Seguro Social, Panama’s social security agency.

International Trade

Panama is negotiating a bilateral trade agreement with the Dominican Republic that will enter into force after each country has ratified a negotiated list of products to be included in the agreement. Panama is currently negotiating similar bilateral protocols with each of Guatemala, Honduras, Costa Rica and Nicaragua. On August 21, 2003, Panama signed a free trade agreement with Taiwan. The agreement, which took effect on January 1, 2004, was ratified by Taiwan’s legislature on October 1, 2003 and by Panama’s National Assembly on October 13, 2003. Under the agreement, 95% of import tariffs will be phased out over 10 years. In July 2004, Panama concluded a second round of free trade negotiations with Singapore, which negotiations began in February 2004.

On November 18, 2003, the United States Trade Representative notified the United States Congress of his intent to initiate free trade negotiations with the Republic of Panama. Negotiations with the United States on a comprehensive agreement began in the second quarter of 2004. The fifth round of free trade negotiations concluded on October 22, 2004. Total trade between the two countries reached approximately $2.1 billion in 2003.

The Cabinet, by Decree No. 11 dated April 7, 2004, approved the elimination of import tariffs on certain raw and intermediate materials, such as linseed, corrugated steel bars and support rods for concrete, although the national 5% value-added tax on goods and services will continue to be assessed on such products at their time of entry into Panama.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002. The IMF and Government representatives met in April 2002, and the IMF concluded an Article IV review of Panama in July 2002. During 2002, the Government maintained ongoing conceptual discussions with the IMF about a possible new standby facility, but no such facility was arranged. In November 2003, the IMF initiated its most recent Article IV review of Panama and concluded such review in March 2004.

The Panama Canal

The Panama Canal Authority announced that total revenues for the quarter ending June 30, 2004 were $192.7 million, an increase of 18.1% over the same period in 2003. The increase is in part attributable to an increase in tonnage flow and increased movement of crude oil due to economic demand.

Toll revenues for fiscal year 2003 reached $666.0 million, an increase of 13.1% over fiscal year 2002. Toll revenues for fiscal year 2002 were $588.8 million, an increase of 1.6% over fiscal year 2001. In July 2002, the Panama Canal Authority announced changes to its tolls structure. The first phase of the changes (implemented in October 2002) raised tolls by an average of 8% and the second phase (implemented in July 2003) raised tolls by an average of 4.5%, with actual toll fees based on vessel type and tonnage, and a fee for locomotive usage based on the number of locomotive cables required. Currently, there is no toll increase programmed for fiscal years 2004 and 2005; however, in early 2004, tariffs for transit-related services such as reservations, towing and line handling were revised upward to reflect the rising cost associated with providing such services.

The Canal investment plan for fiscal years 2004 through 2006 contemplates investments of more than $497 million, and includes such projects as deepening and widening of the Gaillard Cut, the Gatun Lake and the Pacific and Atlantic entrances of the Canal; acquisition of tugboats and towing locomotives; rehabilitation of railways for towing locomotives; and an increase in the capacity of the potable water system. Discussions also have begun with regard to the construction of a third set of locks that will accommodate vessels too large to currently traverse the Canal. On July 3, 2003 and August 10, 2004, the National Assembly approved the Panama Canal Authority’s budgets for fiscal years 2004 and 2005, respectively. The fiscal 2004 and 2005 budgets allocate $209.4 million and $190.7 million, respectively, to the Canal’s investment plan.

On May 13, 2004, the Panama Canal Authority’s Industrial Shipyard Division announced plans to construct a new barge built entirely in Panama. The assembly of the barge is part of the Canal’s investment plan and is expected to begin operating in February 2005. The new barge will facilitate projects, such as deepening Gatun Lake and widening the Gaillard Cut, that are intended to increase Canal capacity. Approximately $14.8 million is budgeted for the assembly of the barge.

On August 15, 2004, the span of the second bridge over the Panama Canal was completed at a total construction cost of $104.1 million, and work on the feeder roads continued.